

Mail Stop 3561

October 30, 2009

Shane Whittle
President, Treasurer, Secretary and Director
Marley Coffee Inc.
357 South Fairfax Avenue, Suite 321
Los Angeles, CA 90036

> **Re:** **Marley Coffee Inc.**
> **Form 10-K for fiscal year ended January 31, 2009**
> **Filed May 15, 2009**
> **File No. 000-52161**

Dear Mr. Whittle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In one comment we have asked you to provide us with additional information so we may better understand your disclosure. In another comment we have asked you to comply in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Sales of Unregistered Securities, page 9

1. We note that Note 5 to your financial statements on page F-9 states that "In February 2008, the Company received $125,000 as subscription for private placement of 125,000 shares of the Company's common stock at $1.00 per share. The related common shares were issued in May, 2008." Please amend the Form 10-K to provide the disclosure required by Item 701 of Regulation S-K.

MD&A, page 9

2.   For the time periods covered by the financial statements, please disclose the
        principal sources and uses of cash resources, including the dollar amounts
        involved.

3.   Please disclose the principal terms of the November 2008 stock subscription of
        $47,500, including whether payment has been received by the company and any
        conditions to such payment or issuance of the shares. Please file the related
        agreement as a material contract or explain why it is not required to be filed under
        Item 601 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, F-1

4.   It appears that the report provided by your independent registered public
        accounting firm is not signed. Please amend to provide a compliant audit report
        in accordance with Item 3-02 of Regulation S-T.

Item 9A – Controls and Procedures, page 14

5.   It does not appear that management has provided its conclusions regarding the
        effectiveness of your disclosure controls and procedures as of January 31, 2009.
        Please revise to provide disclosures required by Item 307 of Regulation S-K.

Executive Compensation, page 17

6.   We note your disclosure on page 17 that "We intend to continue to pay consulting
        fees to our directors and officers…" For fees paid during the fiscal year ended
        January 31, 2009 and the previous fiscal year, please tell us to whom past fees
        were paid, when the fees were paid, the amounts, and for what services rendered.
        Please also tell us why these amounts were not considered executive
        compensation reportable under Item 402 of Regulation S-K. We may have
        further comment.

Certain Relationships and Related Transactions, page 18

7.   Please amend your report to provide the disclosure required by Item 404(d) of
        Regulation S-K. In this regard, we note the loans to the company, consulting fees
        paid to directors and officers, the land lease, the automobile lease, etc. Please
        quantify and disclose the principal terms of these transactions.

Signatures, page 20

8.   In accordance with the requirements of General Instruction D to Form 10-K,
        please note that your filing must be signed by your principal executive officer,

principal financial officer, principal accounting officer, and by at least a majority of your board of directors. Please revise your signature page.

Exhibits

9.   We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

  •   Reference should be made to "the registrant" rather than "the small business issuer" in several instances;
  •   the head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)); and
  •   paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included.

Please confirm in future filings, including any amendments to your Form 10-K, that you will revise your Section 302 certifications to address each of the matters noted above.

10.   Please file the lease for your 52 acre farmland as an exhibit to the amended report. See Item 601(b)(10) of Regulation S-K.

* * * * *

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the accounting comments may be directed to Ethan Horowitz at (202) 551-3311. Questions on other disclosure issues may be directed to John Dana Brown at (202) 551-3859 or John Reynolds at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Shane Whittle
         Fax: (888) 711-9873